UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Meta Financial Group, Inc.
File No. 000-22140 – CF# 18630

Meta Financial Group, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on May 12, 2006.

Based on representations by Meta Financial Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.12   through May 18, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel